Exhibit 99.1

ELBIT IMAGING ANNOUNCES CLASS ACTION SETTLEMENT

Tel Aviv, Israel, April 6, 2016, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today that the Company and some other defendants (i.e: the Company's and Elscint's former directors and officers) have entered into a settlement agreement with the Plaintiffs in class action #1318/99 (Gadish v. Elscint et. al.) (the "Settlement"). The Settlement generally provides that in consideration of a total payment of NIS 46 million (approximately $11.9 million) (a) the Hotels & Marina Transactions cause of action (as well as any other cause of action that is – or may be – directed against EI and its former directors and officers and to Elscint and its former directors and officers) shall be exhausted with respect to all of the defendants; and (b) all other causes of action shall be exhausted with respect to EI and its former directors and officers as well as with respect to Elscint and its former directors and officers.

The Company's share in the aforementioned compensation is NIS 4 million (approximately $1 million) and the rest will be financed by the Company's D&O Insurance.

For further information with regards to the class action, please see Note 14B. (1) of our Annual Consolidated Financial Statements as of December 31, 2015 filed as Exhibit 99.1 to our Report on Form 8-K filed with the SEC on March 31, 2016.

The Settlement is subject to the court's approval and additional preconditions fulfilment as determined in the agreement, including, but not limited to the right of the insurer to terminate the Settlement under certain circumstances.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com